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                              EXHIBIT "E"



                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:

       BIOVAIL NAMES ADDITIONAL TIAZAC(R) INTERNATIONAL LICENSEES

TORONTO, Canada, February 19, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) announced today that it has entered into licensing agreements covering an additional four countries for the sales and marketing of its once daily diltiazem product Tiazac(R) which is approved for hypertension. The agreements include Italy, Argentina, Brazil and Australia. Excluding North America, Biovail has executed licensing and marketing agreements for Tiazac for thirteen countries with a combined market opportunity in excess of $390 million.

   Eugene Melnyk, Chairman of the Board, commented, "Variations for the approval of the angina indication have been filed in all European countries where Tiazac(R) is currently approved. We expect the angina indication approval in the very near future."

Biovail's additional marketing partners include Crino International S.p.A. for Italy, Laboratorios Richmond for Argentina, Barrenne Industria
Farmaceutica for Brazil and Douglas Pharmaceuticals Ltd. for Australia.

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.